ATCO
GROUP

Corporate Office



Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

January 11, 2010

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed January 7, 2010 for symbol ACO.X
- Corporation's Form 1, filed January 7, 2010 for symbol ACO.Y
- Corporation's Form 1, filed January 7, 2010 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

dlw 1/25

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	12/01/2009 - 12/31/2009

Summary

Issued & Outstanding Opening Balance :	51,351,006	As at :	12/01/2009
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	7,500		
Other Issuances and Cancellations	2,200		
Issued & Outstanding Closing Balance :	51,360,706		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **722,600** As at : 12/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2009	N		7,500		

Filer's comment
TSX reserved = 2,356,800 TSX available = 1,634,200

Totals		0	7,500	0	0

Stock Options Outstanding Closing Balance: **715,100** As at : 12/31/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2009	Conversion (General)	2,200
Totals		2,200

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/07/2010
Last Updated:	01/07/2010

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	12/01/2009 - 12/31/2009

Summary

Issued & Outstanding Opening Balance :	6,861,558	As at :	12/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-2,200		
Issued & Outstanding Closing Balance :	6,859,358		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2009	Conversion (General)	-2,200
Totals		-2,200

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/07/2010
Last Updated:	01/07/2010

Form 1 Submission - Change in Issued and Outstanding Securities **FILE NO. 82-34745**

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	12/01/2009 - 12/31/2009

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/07/2010
Last Updated:	01/07/2010